Joel I. Papernik | 212 692 6774 | jipapernik@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

February 3, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	NephroGenex, Inc.
Registration Statement on Form S-1
File No.: 333-193023

Ladies and Gentlemen:

We are submitting this letter on behalf of NephroGenex, Inc. (the “Company”) in response to oral comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by telephone on January 30, 2014 (the “Oral Comments”) relating to the Company’s letter dated January 27, 2014 (the “Response Letter”). The Response Letter was filed in response to comments received by letter dated January 22, 2014, from Jeffrey P. Riedler, Assistant Director, to Pierre Legault, the Company’s Chief Executive Officer, relating to the above-referenced registration statement. As discussed with the Staff, we are filing this letter via EDGAR for the Staff’s review in connection with the filing of Amendment No. 4 to the registration statement (“Amendment No. 4” and, as amended, the “Registration Statement”).

Following on the conversation of Jim Rosenberg of the Staff with members of the Company and its advisors and counsel on January 31, 2013, the Company confirms that pursuant to the Omnibus Agreement filed as Exhibit 10.12 to the Registration Statement, the liabilities associated with Warrant 2 will be eliminated upon the closing of the IPO in exchange for the issuance of shares to Care Capital and Rho Ventures. The Company further confirms that Warrant 2 will no longer be outstanding upon the closing of the IPO. The revised pro forma financial information included in Amendment No. 4 incorporates the issuance of these shares as well as eliminate the preferred stock warrant liability.

For the Staff’s convenience, we have set forth below in italics a summary of the Oral Comments and have keyed the Company’s responses to these comments. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company and its advisors. Where appropriate, the Company has responded to the Oral Comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 4.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

U.S. Securities and Exchange Commission

February 3, 2014

1.	Please explain why you believe the liquidation events contained in the Series A Preferred Stock do not cause the preferred stock to be classified outside of permanent equity under ASC 480-10-S99-3A (ASR No 268).

Response: The Company’s Series A Preferred Stock contains 4 liquidation events. The relevant sections from the Company’s articles of incorporation are below.

 Article IV, Section B. 2. Liquidation Preference:

 (a)         In the event of any Liquidation Event (as defined below), either voluntary or involuntary, the holders of each series of Preferred Stock shall be entitled to receive, prior and in preference to any distribution of the proceeds of such Liquidation Event (the “Proceeds”) to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the sum of (i) two (2) times the applicable Original Issue Price (as defined below) for such series of Preferred Stock, plus (ii) accrued but unpaid dividends on such share (whether or not declared). If, upon the occurrence of such event, the Proceeds thus distributed among the holders of the Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire Proceeds legally available for distribution shall be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this subsection (a). For purposes of this Restated Certificate of Incorporation, “Original Issue Price” shall mean $1.11083 per share for each share of the Series A Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock occurring after the Recapitalization).

(b)         Upon completion of the distribution required by subsection (a) of this Section 2, all of the remaining Proceeds available for distribution to stockholders shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.

(c)         Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Event, each such holder of shares of a series of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder’s shares of such series into shares of Common Stock immediately prior to the Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

Based on the Company’s analysis of ASR No. 268, the first three liquidation events are discussed in the general language of ASC 480-10-S99-3A, paragraph 3f, which states liquidation events of those types do not require temporary equity classification.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

U.S. Securities and Exchange Commission

February 3, 2014

The fourth type of deemed distribution for the Company’s Series A Preferred Stock is a deemed redemption that would be triggered in the event of a change of control even if the entity is not dissolved or otherwise terminated. However, the Company does not believe this deemed liquidation event requires temporary equity accounting under ASR No. 268.

The Company bases its belief on the exception in ASC 480-10-S99-3A, paragraph 3f, which notes that a deemed liquidation event does not cause a particular class of equity instrument to be classified outside of permanent equity if all of the holders of equally and more subordinated equity instruments of the entity would always be entitled to also receive the same form of consideration (for example, cash or shares) upon the occurrence of the event that gives rise to the redemption (that is, all subordinate classes would also be entitled to redeem).

The Company determined that the common stock is the only other equally or more subordinated equity instrument of the Company. Pursuant to our Restated Articles of Incorporation, upon completion of a distribution required by a liquidation event, all of the remaining proceeds available for distribution to stockholders shall be distributed among the holders of common stock pro rata based on the number of shares of common stock held by each

As a result, all common and preferred stockholders have equal rights and privileges upon a liquidation event and would always be entitled to receive the same form of consideration upon such an event. As such, the Company continues to believe that the classification of the Series A Preferred Stock within permanent equity is appropriate.

2.	Please explain why you believe that the down round provision contained in the Series A Preferred Stock should not be bifurcated and treated as a freestanding derivative instrument.

Response: In response to the Staff’s comment, the Company acknowledges that the anti-dilution provisions in the conversion feature of its Series A Preferred Stock create an embedded derivative as defined in ASC 815-15. This literature requires that an instrument, which is not a derivative itself, be evaluated for certain features that would require it to be bifurcated from its host instrument and separately accounted for as a freestanding derivative.

In evaluating whether this anti-dilution provision should be bifurcated and accounted for separately, the Company first considered the features of the Series A Preferred Stock to determine whether its attributes are more akin to debt or equity. Although the fixed dividend rate is a characteristic of debt, if declared, dividends in excess of the fixed rate shall be distributed among all holders of common and Series A Preferred stock in proportion to the number of shares of common on an as if converted basis. The Company believes that this participation is a characteristic of equity. Other features of the Series A Preferred Stock, including its liquidation preference, conversion provisions and voting rights are equity characteristics, and, as a result, the Company believes that its Series A Preferred Stock is an equity host.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

U.S. Securities and Exchange Commission

February 3, 2014

The Company further considered ASC 815-15-25-1 which requires an embedded derivative to be bifurcated if all of the following conditions are met:

a.	The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract.
b.	The hybrid instrument is not remeasured at fair value under otherwise applicable generally accepted accounting principles (GAAP) with changes in fair value reported in earnings as they occur.

c.	A separate instrument with the same terms as the embedded derivative would be considered a derivative instrument subject to derivative accounting (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.)

Since the Series A Preferred Stock is an equity host, the conversion feature is determined to be clearly and closely related to the host and thus should not bifurcated and treated as a freestanding derivative instrument.

3.	Please revise your pro forma financial information to include the conversion of the convertible notes issued in November and December. In addition, please revise your pro forma financial information to include the issuance of 593,590 shares of common stock to your significant shareholders in connection with their giving up their rights under Warrant 2.

Response: The Company has updated the pro forma financial information to reflect the conversion of the convertible notes issued in November and December, including accrued interest. The pro forma financial information also reflects the issuance of the 593,590 shares of common stock in connection with certain significant shareholders giving up their rights under Warrant 2 pursuant to the Omnibus Agreement, thereby eliminating Warrant 2 and the warrant liability associated therewith.

4.	Please clarify why you believe the use of a Black Scholes valuation model is appropriate to value Warrant 2 at December 31, 2011 and 2012. In particular, please clarify how you took into account the right of the Series A Preferred Stock to convert into common stock at any time.

Response: As a clarification of the prior response to the Staff’s comment, the Company respectfully advises the Staff that the Company, with the assistance of a third party valuation firm, utilized a Probability-Weighted Expected Return Model (“PWERM”) model, that factored in all of the features of the Series A Preferred Stock, in the determination of the Series A Preferred Stock price. This value of the Series A Preferred Stock was then utilized as an input in a Black-Scholes valuation model at December 31, 2012 and 2011 to determine the value of the warrant liability at those dates. Accordingly, no liability will remain after the IPO from the Series A Preferred Stock as a result of the conversion the Series A Preferred Stock at the time of the IPO, and no Series A Preferred Stock will be outstanding after the IPO.

* * * * *

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

U.S. Securities and Exchange Commission

February 3, 2014

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company and the underwriters are aware of their respective obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above response will be acceptable to the Staff. Please do not hesitate to contact me at 212-692-6774 or jipapernik@mintz.com with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,
/s/ Joel I. Papernik
Joel I. Papernik

cc:	Securities and Exchange Commission
Jeffrey Riedler, Assistant Director
Ibolya Ignat
Jim Rosenberg
Austin Stephenson
Daniel Greenspan

NephroGenex, Inc.
Pierre Legault, Chief Executive Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Kenneth R. Koch, Esq.
Daniel Bagliebter, Esq.

Reed Smith LLP
Yvan-Claude Pierre, Esq.
William Haddad, Esq.